United States
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13AND 15(d) OF THE SECURITES EXCHANGE ACT OF 1934.

Commission File Number: 001-11540

POWERCHANNEL, INC. (Exact name of registrant as specified in its charter)
5811 Cooney Rd. Suite 400 Richmond BC V6X 3M1 Canada
Common (Title of each class of securities covered by this Form)
N/A (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provisions(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☒	Rule 12h-3(b)(1)(i)	☐
Rule 12g-4(a)(1)(ii)	☒	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6 --------	☐

Approximate number of holders of record as of the certification or notice date: 2100

Pursuant to the requirements of the Securities Exchange Act of 1934 POWERCHANNEL, INC.  has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: January 18, 2008	By:	/s/ Doug Davis
Doug Davis, its President